July 5, 2024

Jason Kelly
Chief Executive Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210

       Re: Ginkgo Bioworks Holdings, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed July 3, 2024
           File No. 001-40097
Dear Jason Kelly:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Marko Zatylny